RAVEL HEALTH LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Ravel Health LLC
Edgewater, Colorado

We have reviewed the accompanying financial statements of Ravel Health LLC (the "Company,"), which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, members' deficit, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 30, 2025
Los Angeles, California

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 96,580	$ 52,912
Prepaids and Other Current Asset	-	878
Total Current Assets	**96,580**	**53,790**
Total Assets	**$ 96,580**	**$ 53,790**
LIABILITIES AND MEMBERS' DEFICIT		
Current Liabilities:		
Accounts Payable	$ 1,642	$ 4,316
Other Current Liabilities	3,488	-
Total Current Liabilities	**5,130**	**4,316**
Total Liabilities	**5,130**	**4,316**
MEMBERS' DEFICIT		
Simple Agreement for Future Equity (SAFEs)	186,876	86,876
Members' Deficit	(95,426)	(37,402)
Total Members' Deficit	**91,450**	**49,474**
Total Liabilities and Members' Deficit	**$ 96,580**	**$ 53,790**

RAVEL HEALTH LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Years Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 58,296	$ 18,174
Cost of Revenue	39,650	13,738
Gross Profit	**18,646**	**4,436**
Operating Expenses		
General and Administrative	67,221	34,228
Sales and Marketing	7,831	878
Total Operating Expenses	**75,052**	**35,106**
Operating Loss	**(56,406)**	**(30,670)**
Other Income	(632)	-
Loss Before Provision for Income Taxes	**(55,774)**	**(30,670)**
Net Loss	**$ (55,774)**	**$ (30,670)**

See accompanying notes to financial statements.

(in , $US)		Members' Deficit
Balance—December 31, 2022	**$**	**2,130**
Members' Contribution		6,138
Proceeds from SAFE Issuance		71,876
Net Loss		(30,670)
Balance—December 31, 2023	**$**	**49,474**
Members' Distribution		(2,250)
Proceeds from SAFE Issuance		100,000
Net Loss		(55,774)
Balance—December 31, 2024	**$**	**91,450**

See accompanying notes to financial statements.

RAVEL HEALTH LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Years Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (55,774)	$ (30,670)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	878	(878)
Other Current Liabilities	3,488	-
Accounts Payable	(2,674)	4,316
Net Cash Used In Operating Activities	**(54,082)**	**(27,232)**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution	-	6,138
Members' Distribution	(2,250)	-
Proceeds from Issuance of SAFE	100,000	71,876
Net Cash Provided by Financing Activities	**97,750**	**78,014**
Change in Cash & Cash Equivalents	43,668	50,782
Cash & Cash Equivalents—beginning of year	52,912	2,130
Cash & Cash Equivalents—end of year	**$ 96,580**	**$ 52,912**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Ravel Health LLC was formed on February 5, 2019, in the state of Colorado, The financial statements of Ravel Health LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edgewater, Colorado.

The Company is a virtual, integrative healthcare provider offering affordable, subscription-based telehealth services to patients across the United States. The Company focuses on individuals with complex chronic conditions such as Lyme disease and mold illness, providing personalized care through a network of licensed MDs, NPs, and NDs. Services include virtual consultations, lab testing, treatment plans, and delivery of medications and supplements—all coordinated from the patient's home. Ravel Health combines conventional and holistic approaches with an emphasis on transparency, accessibility, and convenience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash & Cash Equivalents include all cash in banks. As of December 31, 2024 and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue through monthly telehealth subscriptions. Patients are billed at the beginning of each month for that month's services, which typically include an initial consultation and follow-up appointments of varying lengths. Revenue from these subscriptions is recognized over time, as the Company satisfies its performance obligations by providing access to healthcare services throughout the billing period. The Company also earns revenue from supplement sales, for which it retains a percentage of the total transaction value. Revenue from supplement sales is recognized at a point in time, when control of the goods transfers to the customer.

Cost of Revenue
Cost of revenue primarily consists of payments to healthcare service providers.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The Company's financial instruments consist primarily of cash, accounts receivable, and accounts payable, which are short-term in nature and their carrying amounts approximate fair value.

The Company does not hold any financial assets or liabilities measured at fair value on a recurring basis. Accordingly, no assets or liabilities are classified within Level 1, 2, or 3 of the fair value hierarchy as of December 31, 2024 or 2023.

SAFE Agreements
The Company accounts for SAFE instruments as equity in accordance with ASC 480 and ASC 815. These agreements do not have maturity dates, bear no interest, and do not require repayment in cash. They are settled in equity or equity-like units upon the occurrence of specified events such as equity financing or a liquidity event.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid Expenses	$ -	$ 878
Total Prepaids and Other Current Asset	**$ -**	**$ 878**

Other current liabilities consist of the following:

As of December 31,	2024	2023
Wages and Salaries Payable	$ 3,488	$ -
Total Other Current Liabilities	**$ 3,488**	**$ -**

4. DEBT

SAFE Agreement

As of December 31, 2024, the Company had issued a total of four SAFE agreements to investors totaling $186,876 in aggregate purchase amounts. The SAFEs contain post-money valuation caps ranging from $2 million to $4 million and discounts ranging from 0% to 70%. The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2024	2023
SAFE - 2024	2024	$ 2,000,000	$ 100,000	0%	$ 100,000	$ -
SAFE - 2023	2023	4,000,000	71,876	70%	71,876	71,876
SAFE - 2022	2022	4,000,000	15,000	70%	15,000	15,000
Total SAFE(s)			**$ 186,876**		**$ 186,876**	**$ 86,876**

The SAFEs convert into preferred equity upon a future equity financing or entitle the holder to equity or cash-equivalent amounts upon a liquidity event. The SAFEs do not accrue interest, have no maturity date, and are classified as equity.

5. EQUITY AND CAPITALIZATION

Ravel Health LLC is governed by its Members. The Company emphasizes cooperative-style, democratic member control, with each Member typically having one vote regardless of their ownership percentage. There are two classes of Membership Units: General Units and Investor Units. General Units represent both ownership and voting rights, and holders of these units participate in the management and governance of the Company. Investor Units, by contrast, are non-voting and are primarily intended to represent a financial interest in the Company without managerial authority.

Management authority resides collectively with the Members holding General Units, while the Company's day-to-day operations may be delegated to designated Managers or Officers. Profit distributions are made at the discretion of the Members and are based on available earnings and cash flow. Distributions are generally allocated in accordance with Members' Capital Accounts, which reflect their respective economic interests.

Liquidity rights, including withdrawal of capital or termination of membership, are governed by the terms of the Operating Agreement. Members may voluntarily withdraw or be involuntarily removed under certain conditions, including breach of agreement or disqualification. Upon withdrawal or termination, the Member's Capital Account balance is to be paid within 90 days, subject to any offsets for obligations owed to the Company.

The following table summarizes the units outstanding as of December 31, 2024:

As of Year Ended December 31, 2024

Member	Common A membership units	Common M membership units
Jaime Intile	500,000	-
Kevin Williams	500,000	-
Dr. Nathan Morris	-	17,625
Dr. Darin Ingels	-	4,700
Dr. Tim Sellati	-	2,937
Lynn Julian	-	587
Scott Forsgren	-	1,175
TOTAL	**1,000,000**	**27,024**

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

The Company identifies and discloses related party transactions in accordance with ASC 850 – Related Party Disclosures. Related parties generally include key management personnel, significant shareholders, board members, and entities under common control. There are no related party transactions during the years ended December 31, 2024, and 2023

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $56,406, an operating cash outflow of $54,082 and liquid assets in cash of $96,580, which less than a year worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

The Company evaluated events occurring after the balance sheet date through the date these financial statements were issued and determined that there were no events requiring adjustment to, or disclosure in, the financial statements.